EXHIBIT INDEX

BANCO ITAÚ HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23	NIRE. 35300010230
A Publicly Listed Company

MEETING OF THE BOARD OF DIRECTORS
OF MAY 8 2006

     On May 8 2006 at 1:00 p.m. the Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A., meeting at the corporate registered offices, with the legal quorum present and under the chairmanship of Dr. Olavo Egydio Setubal, in accordance with the best corporate governance practices, did discuss and unanimously approve the following

“INTERNAL CHARTER OF THE BOARD OF DIRECTORS

1.	CHARTER – this Internal Charter (CHARTER) shall govern the execution of the legal and statutory powers of the Board of Directors (BOARD) of Banco Itaú Holding Financeira S.A. (CORPORATION).

2.
COMPOSITION – At the first meeting following the General Stockholders’ Meeting which elected its members, the BOARD shall choose from among its peers, its Chairman and from 1 (one) to 3 (three) Vice Chairmen, among which shall be selected the Chairman’s eventual deputy.

	2.1.	It is incumbent on the Chairman to coordinate the activities of the BOARD, establishing the agenda, presiding over its meetings and supervising the execution of its decisions.

3.
ELECTION AND COMPOSITION OF THE STATUTORY BODIES – At the same meeting, pursuant to item 2, the members of the Board of Executive Officers shall be elected together with those of the Advisory Board and the International Advisory Board, and the Audit, Disclosure and Insider Trading, and Appointments and Compensation Committees.

3.1.
Without derogating from the legal and statutory requirements, the BOARD shall have as its purpose, the election of the Board of Executive Officers of the CORPORATION, the composition of its teams of professional executives, duly aligned with the values of the CORPORATION, and able to reconcile, in a harmonious manner, the interests of the stockholders, of the managers and employees, and the company’s social and environmental responsibilities, in accordance with the law and ethical standards.

	3.2.	At least 1 (one) independent Director shall be elected to the Appointments and Compensation Committee.

	3.3.	For the purposes of this CHARTER, the Director shall be considered independent when he/she complies with the legal and regulatory requirements for eligibility to the Audit Committee.

4.	BOARD FUNCTIONS

	4.1.	The BOARD shall opine on the quarterly, semi-annual and annual financial statements of the CORPORATION, the reports of the Board of Executive Officers and approve dividend distributions.

BANCO ITAÚ HOLDING FINANCEIRA S.A.	page 2
Meeting of the Board of Directors of May 8 2006

4.2.
BOARD shall opine on all matters which the President of the Board of Executive Officers understands must be submitted to it and, in particular, on decisions and business that may significantly impact the assets of the CORPORATION.

	4.3.	On the proposal of the Board of Executive Officers, the BOARD shall approve the CORPORATION’s Code of Ethics.

5.	MEETINGS - The BOARD shall hold its meetings on a quarterly basis, according to the annual calendar of events set by its Chairman, prior to the beginning of each fiscal year.

5.1.
It is incumbent on the Chairman of the BOARD, at his/her discretion, to convene extraordinary meetings, including when so proposed by any Director or by the President of the Board of Executive Officers.

	5.2.	For reasons of urgency, the meetings may be held by means of a conference call.

	5.3.	Meetings where all Directors are present shall be considered regular, irrespective of whether they have been formally convened or not.

5.4.
The Chairman may, at his/her own discretion or upon the request of any Director, as the case may be, invite to the BOARD meetings any employees of the CORPORATION or its subsidiaries, or respective outside consultants, to provide clarifications on matters pertaining to his/her responsibility or specialty.

	5.5.	The BOARD shall seek, wherever possible, to reach decisions by consensus.

5.6.
The independent Directors may meet to examine specific matters of interest to the CORPORATION, such a meeting to be convened by the longest serving Director on the BOARD or, in the event of a tie, by the oldest Director, in either case the said Director reporting to the Chairman of the BOARD on the matters discussed and eventual suggestions.

6.
AGENDA AND SUPPORTING DOCUMENTATION – Wherever possible, the Chairman shall send to members of the BOARD, at least 2 (two) business days before hand, together with the agenda of matters for each meeting of the BOARD, supporting documents of the matters to be discussed, to allow each Director to become adequately conversant with these matters and prepare him-/herself to collaborate to the full in the discussions.

6.1.
At the first ordinary meeting of each fiscal year, the President of the Board of Executive Officers shall inform the BOARD of the annual budget approved by the Board of Executive Officers, and, at the remaining ordinary meetings, provide information on its execution.

6.2.
Having duly informed the Chairman of the BOARD, a Director may request information and clarifications from an Officer of the CORPORATION, on a matter affecting the BOARD’s prerogatives, as well as, if necessary, request an outside expert opinion, the cost of which to be borne by the CORPORATION, on a specific theme upon which it is incumbent on him/her to examine in his/her capacity as a member of the BOARD, passing on the information and documents obtained to the Chairman of the

BANCO ITAÚ HOLDING FINANCEIRA S.A.	page 3
Meeting of the Board of Directors of May 8 2006

BOARD within a prior timeframe necessary to comply with the period pursuant to item 6.

7.
DUTIES – The members of the BOARD, in addition to complying with the legal duties inherent in the position, must be guided in their conduct by the highest standards of ethical behavior and encourage and comply with good corporate governance practices in the CORPORATION.

	7.1.	The Directors must maintain any material information related to the CORPORATION rigorously confidential, if and while such has not been officially disclosed to the market.

8.	ANNUAL EVALUATION – the BOARD shall undertake a formal self-evaluation on an annual basis.

	8.1.	Similarly on an annual basis, the BOARD shall evaluate the Audit Committee, following the execution of the Committee’s own self-evaluation.

9.
TECHNICAL AND ADMINISTRATIVE SUPPORT – The work of the BOARD, which shall be recorded in minutes, shall have the technical support of the Economic Control Area and the administrative support of the Legal Counsel’s Area, through the intermediary of the CORPORATION’s Corporate Affairs Superintendency .

10.	CONTINGENCIES NOT COVERED BY THE CHARTER – the Chairman, ad referendum of the BOARD, shall resolve Contingencies not covered by this CHARTER.

11.	CHANGES - This CHARTER may be changed by the BOARD on the proposal of the Chairman or any 3 (three) of its members.”

     With no further items on the agenda, the meeting was declared closed, these minutes having been drafted, read and approved, were signed by all. São Paulo-SP, May 8 2006. (signed) Olavo Egydio Setubal - Chairman; José Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alcides Lopes Tápias, Carlos da Camara Pestana, Fernão Carlos Botelho Bracher, Henri Penchas, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni - Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer